UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Liberty Oilfield Services Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

53115L 104

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings, LLC

712 Fifth Avenue, 36th Floor

New York, New York 10019

(212) 993-0076

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(with a copy to)

Jeffrey S. Hochman

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

January 17, 2018

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53115L 104	Schedule 13D	Page 2 of 16 Pages

(1)	Name of Reporting Persons: Riverstone/Carlyle Energy Partners IV, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 51,041,245*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 51,041,245*
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 51,041,245*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 43.2%**
(14)	Type of Reporting Person (See Instructions): PN

*	Represents 19,672,923 Common A Shares and 31,368,322 Common B Shares.
**	Based on an aggregate of 69,654,058 Common A Shares and 48,541,351 Common B Shares outstanding as of January 17, 2018.

CUSIP No. 53115L 104	Schedule 13D	Page 3 of 16 Pages

(1)	Name of Reporting Persons: R/C Energy IV Direct Partnership, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 15,259,481*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 15,259,481*
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,259,481*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 12.9%**
(14)	Type of Reporting Person (See Instructions): PN

*	Represents 15,259,481 Common A Shares.
**	Based on an aggregate of 69,654,058 Common A Shares and 48,541,351 Common B Shares outstanding as of January 17, 2018.

CUSIP No. 53115L 104	Schedule 13D	Page 4 of 16 Pages

(1)	Name of Reporting Persons: R/C IV Liberty Holdings, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 35,145,287*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 35,145,287*
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 35,145,287*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 29.7%**
(14)	Type of Reporting Person (See Instructions): PN

*	Represents 4,334,937 Common A Shares and 30,810,350 Common B Shares.
**	Based on an aggregate of 69,654,058 Common A Shares and 48,541,351 Common B Shares outstanding as of January 17, 2018.

CUSIP No. 53115L 104	Schedule 13D	Page 5 of 16 Pages

(1)	Name of Reporting Persons: R/C Energy GP IV, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 51,041,245*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 51,041,245*
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 51,041,245*
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 43.2%**
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

*	Represents 19,672,923 Common A Shares and 31,368,322 Common B Shares.
**	Based on an aggregate of 69,654,058 Common A Shares and 48,541,351 Common B Shares outstanding as of January 17, 2018.

CUSIP No. 53115L 104	Schedule 13D	Page 6 of 16 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to shares of Class A common stock, par value $0.01 per share (the “Common A Shares”), of Liberty Oilfield Services Inc., a Delaware corporation (the “Issuer”). The Common A Shares and Class B common stock, par value $0.01 per share, of the Issuer (the “Common B Shares” and, together with the Common A Shares, the “Common Shares”) are treated as a single class for purposes of this Schedule 13D because, as further described below, they vote together as a single class.

The address of the Issuer’s principal executive offices is 950 17th Street, Suite 2400, Denver, Colorado 80202.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed by Riverstone/Carlyle Energy Partners IV, L.P., a Delaware limited partnership (“Riverstone/Carlyle”), R/C Energy IV Direct Partnership, L.P., a Delaware limited partnership (“R/C Direct”), R/C IV Liberty Holdings, L.P., a Delaware limited partnership (“R/C Liberty”), and R/C Energy GP IV, LLC, a Delaware limited liability company (“R/C GP” and together with Riverstone/Carlyle, R/C Direct and R/C Liberty, the “Reporting Persons”), pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 7.8 (the “Joint Filing Agreement”).

R/C GP is the sole general partner of Riverstone/Carlyle, and Riverstone/Carlyle is the sole general partner of each of R/C Direct and R/C Liberty.

The names of the members of the managing committee and officers of R/C GP are set forth on Schedule 1 (the “Scheduled Persons”), which is incorporated herein by reference.

(b)	The business address of the Reporting Persons is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

The business address of each of the Scheduled Persons is set forth on Schedule 1.

(c)	The principal business of R/C GP is to act as the general partner of Riverstone/Carlyle. The principal business of Riverstone/Carlyle is to act as the general partner of each of R/C Direct and R/C Liberty. The principal business of each of R/C Direct and R/C Liberty is to pursue investments.

The present principal occupation of each of the Scheduled Persons is set forth on Schedule 1.

CUSIP No. 53115L 104	Schedule 13D	Page 7 of 16 Pages

(d)	None of the Reporting Persons or Scheduled Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	None of the Reporting Persons or Scheduled Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	Each of the Reporting Persons is organized under the laws of Delaware.

The citizenship of each of the Scheduled Persons is set forth on Schedule 1.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funding for the acquisition of the Common Shares of the Reporting Persons, which were received following conversion and/or exchange of interests in a predecessor company as part of the Reorganization (as defined below), was obtained from the investment capital of Riverstone/Carlyle, R/C Direct and R/C Liberty.

ITEM 4.	PURPOSE OF TRANSACTION

Prior to the closing of the Issuer’s initial public offering (the “IPO”) of the Common A Shares on January 17, 2018, the Issuer, Liberty Oilfield Services New HoldCo LLC, a Delaware limited liability company (“Liberty LLC”), and others, including Riverstone/Carlyle, R/C Direct, R/C Liberty and certain affiliates, engaged in certain transactions (the “Reorganization”) pursuant to the Master Reorganization Agreement, dated January 11, 2018 (the “Master Reorganization Agreement”), which included (a) changes in the Issuer’s capital structure, (b) the amendment and restatement of the operating agreement of Liberty LLC, (c) the conversion and/or exchange of all then-outstanding membership interests in a predecessor limited liability company for a new class of membership interests in Liberty LLC (the “Units” and, together with the Common Shares, the “Equity Interests”), and (d) the contribution to the Issuer of a like number of Units held by Riverstone/Carlyle, R/C Direct and R/C Liberty in exchange for 79,317 Common A Shares, 15,560,022 Common A Shares and 4,379,762 Common A Shares, respectively. As part of the Reorganization, Riverstone/Carlyle and R/C Liberty received 569,696 Units and 31,457,724 Units, respectively, and were issued, for nominal consideration, a corresponding number of Common B Shares on a one-to-one basis with the number of Units they owned. The Master Reorganization Agreement also is discussed in Item 6 and filed as Exhibit 7.2.

In accordance with the terms of the Second Amended and Restated Limited Liability Company Operating Agreement of Liberty LLC, among Riverstone/Carlyle, R/C Liberty and the other parties thereto (the “LLC Agreement”), holders of Units (“Unitholders”) generally have the right to exchange their Units (and a corresponding number of Common B Shares) (the “Redemption Right”), for, at Liberty LLC’s election, (i) Common A Shares at a redemption ratio of one Common A Share for each Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (ii) an equivalent amount of cash based on the 30-day volume weighted average price of Common A Shares ending on the trading day that is immediately prior to the date that the Redemption Right is exercised.

Each Common B Share has no economic rights but entitles its holder to one vote on all matters to be voted on by the Issuer’s shareholders generally. Holders of Common Shares vote together as a single class on all matters presented to the Issuer’s shareholders for their vote or approval, except as otherwise required by applicable law or by the Issuer’s amended and restated certificate of incorporation.

CUSIP No. 53115L 104	Schedule 13D	Page 8 of 16 Pages

The Reporting Persons acquired, and presently hold, the Equity Interests for investment purposes. The Reporting Persons intend to participate in the management of the Issuer through representation on the Issuer’s board of directors (the “Board”) and through certain veto rights pursuant to the Stockholders Agreement (as defined below) as further described below.

On January 11, 2018, the Issuer, Liberty LLC and R/C Direct entered into an Underwriting Agreement (the “Underwriting Agreement”) with the underwriters of the IPO (the “Underwriters”), pursuant to which, among other things, the Issuer and R/C Direct granted the Underwriters a 30-day option to purchase additional Common A Shares (1,609,122 Common A Shares from the Issuer and 300,541 Common A Shares from R/C Direct) (the “Underwriters’ Option”). The Underwriters exercised the Underwriters’ Option in full on January 16, 2018, and the closing of the IPO, including the sale of 300,541 Common A Shares by R/C Direct, occurred on January 17, 2018. The Underwriting Agreement is discussed in further detail in Item 6, and filed as Exhibit 7.1.

The Issuer, R/C Direct and certain other parties (R/C Direct and such certain other parties, collectively, the “Voting Group”) entered into a Stockholders Agreement (the “Stockholders Agreement”) which was effective as of the closing of the IPO and which contains specific rights, obligations and agreements of such owners of Common Shares. The Stockholders Agreement is discussed in further detail in Item 6, and filed as Exhibit 7.3.

In connection with the closing of the IPO, the Issuer, Riverstone/Carlyle, R/C Direct and certain other parties entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with respect to the Issuer’s securities. The Registration Rights Agreement provides certain parties thereto with certain registration rights with respect to securities of the Issuer. For further information, see Item 6, and the Registration Rights Agreement filed as Exhibit 7.6.

Each of Riverstone/Carlyle, R/C Liberty and R/C Direct agreed, pursuant to lock-up agreements with the Underwriters (the “Lock-up Agreements”), to certain restrictions relating to the transfer or disposition of their Common A Shares. The Lock-up Agreements are discussed in greater detail in Item 6.

Except as disclosed in this Schedule 13D, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D; provided, however, that as of the date hereof, Riverstone (as defined below) has a right to designate one additional nominee to the Board pursuant to the Stockholders Agreement. The Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Issuer as they deem appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.

CUSIP No. 53115L 104	Schedule 13D	Page 9 of 16 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The below table sets forth the number of Common Shares directly and beneficially owned by each of the Reporting Persons. The shares directly owned by R/C Direct and R/C Liberty are deemed to be beneficially owned by Riverstone/Carlyle, their general partner, and all of such shares, including those directly owned by Riverstone/Carlyle, are deemed to be beneficially owned by R/C GP, the general partner of Riverstone/Carlyle. Accordingly, as indicated with respect to such shares listed as beneficially owned in the below table, the applicable Reporting Persons have shared voting power to vote and direct the vote of, and have shared power to dispose and direct the disposition of, such shares. None of the Reporting Persons have the sole power to vote or direct the vote, or the sole power to dispose or direct the disposition of, the shares listed in the table below. In addition, by virtue of the Stockholders Agreement and the other agreements among certain of the Reporting Persons as described in this Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) under the Securities Exchange Act of 1934, as amended, and Rule 13d-5(1) thereunder. Each Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any Common Shares held by the other Reporting Persons.

Reporting Persons	Common A Shares Owned Directly	Common B Shares Owned Directly	Aggregate Number of Shares Beneficially Owned		Percentage of Class Beneficially Owned (1)
Riverstone/Carlyle	78,505	557,972	51,041,245	(2)	43.2%
R/C Direct	15,259,481	0	15,259,481		12.9%
R/C Liberty	4,334,937	30,810,350	35,145,287		29.7%
R/C GP	0	0	51,041,245	(3)	43.2%

(1)	Based on an aggregate of 69,654,058 Common A Shares and 48,541,351 Common B Shares outstanding as of January 17, 2018 (based on the final prospectus, dated January 11, 2018, of the Issuer, giving effect to the exercise of the Underwriters’ Option).
(2)	Represents 19,672,923 Common A Shares and 31,368,322 Common B Shares and includes Common Shares directly owned by R/C Direct and R/C Liberty.
(3)	Represents 19,672,923 Common A Shares and 31,368,322 Common B Shares and includes Common Shares directly owned by each of Riverstone/Carlyle, R/C Direct and R/C Liberty.

CUSIP No. 53115L 104	Schedule 13D	Page 10 of 16 Pages

By virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D and the members of the Voting Group (the members of the Voting Group other than any Reporting Persons, the “Non-Riverstone Members”), the Non-Riverstone Members may be deemed to be members of a “group” with the Reporting Persons. None of the Non-Riverstone Members are Reporting Persons on this Schedule 13D, and any obligations any of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings. To the extent that any Non-Riverstone Members beneficially owns Equity Interests, the Reporting Persons may be deemed to beneficially own any such Equity Interests, but expressly disclaim, to the extent permitted by applicable law, beneficial ownership thereof.

(c)	None of the Reporting Persons has effected any transactions of the Common A Shares during the 60 days preceding the date of this report, except as described in Items 4 and 6 of this Schedule 13D, which information is incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Immediately prior to the closing of the IPO on January 17, 2018, the Issuer effectuated the Reorganization pursuant to the Master Reorganization Agreement (for further information, see Item 4, and the Master Reorganization Agreement filed as Exhibit 7.2), resulting in, among other things, Riverstone/Carlyle, R/C Liberty and R/C Direct receiving Common A Shares and Riverstone/Carlyle and R/C Liberty receiving Units and Common B Shares.

On January 17, 2018, following the exercise by the Underwriters of the Underwriters’ Option pursuant to the Underwriting Agreement, R/C Direct sold 300,541 Common A Shares in the offering for $16.065 per share, after underwriting discounts and commissions. Using certain proceeds of the IPO, the Issuer purchased from Riverstone/Carlyle 812 Common A Shares, 11,724 Common B Shares and 11,724 Units and from R/C Liberty 44,825 Common A Shares, 647,374 Common B Shares and 647,374 Units. The purchase price was the same $16.065 per Common A Share or per Unit/Common B Share.

Pursuant to the Stockholders Agreement, R/C Direct and R/C IV Liberty Oilfield Services Holdings, L.P., a Delaware limited partnership (together with R/C Direct and their affiliates, “Riverstone”), have the right to designate a number of nominees (each such nominee, a “Riverstone Director”) to the Board such that if Riverstone collectively beneficially owns: (i) at least 35% of the outstanding Common A Shares, Riverstone can designate up to five Riverstone Directors; (ii) less than 35% but at least 30% of the outstanding Common A Shares, Riverstone can designate up to four Riverstone Directors; (iii) less than 30% but at least 20% of the outstanding Common A Shares, Riverstone can designate up to two Riverstone Directors; (iv) less than 20% but at least 10% of the outstanding Common A Shares, Riverstone can designate up to one Riverstone Director. Ken Babcock, N. John Lancaster, Jr., Jesal Shah and Brett Staffieri are the current Riverstone Directors serving on the Board. As of the date hereof, Riverstone has a right to designate one additional nominee to the Board pursuant to the Stockholders Agreement.

CUSIP No. 53115L 104	Schedule 13D	Page 11 of 16 Pages

In addition, the Stockholders Agreement provides that for so long as Riverstone beneficially owns at least 20% of the outstanding Common A Shares, Riverstone will have the right to cause any committee of the Board to include in its membership at least one Riverstone Director, except to the extent that such membership would violate applicable securities laws or stock exchange rules. Furthermore, so long as Riverstone beneficially owns at least 20% of the outstanding Common A Shares, the Issuer has agreed not to take, and will take all necessary action to cause its subsidiaries not to take, the following direct or indirect actions (or enter into an agreement to take such actions) without the prior consent of Riverstone: (i) any material change, through any acquisition, disposition of assets or otherwise, in the nature of the Issuer’s business or operations; (ii) hiring or terminating the Issuer’s chief executive officer or chief financial officer and their respective successors; (iii) any transaction that, if consummated, would constitute a PubCo Change of Control (as defined in the Stockholders Agreement) or entering into any definitive agreement or series of related agreements that govern any transaction or series of related transactions that, if consummated, would result in a PubCo Change of Control; (iv) entering into any agreement providing for certain acquisitions or divestitures, in each such case, involving consideration payable or receivable by the Issuer in excess of $100 million in the aggregate in any single transaction or series of related transactions during any 12-month period; (v) any incurrence of indebtedness for borrowed money (including through capital leases, the issuance of debt securities or the guarantee of indebtedness of another person) in excess of $100 million in the aggregate in any single transaction or series of related transactions during any 12-month period; (vi) any issuance or series of related issuances of equity securities for an aggregate consideration in excess of $100 million; (vii) any payment or declaration of any dividend or other distribution of any Common A Shares or entering into any recapitalization transaction the primary purpose of which is to pay a dividend; (viii) any increase or decrease in the size of the Board and committees of the Board; (ix) settling any litigation involving the payment by the Issuer of an aggregate amount equal to or greater than $25 million; (x) entering into any joint venture or similar business alliance involving investment, contribution or disposition by the Issuer of assets (including stock of subsidiaries) having an aggregate fair market value in excess of $100 million, other than transactions solely between and among the Issuer and its wholly owned subsidiaries; and (xi) any amendment, modification or waiver of the Issuer’s certificate of incorporation, bylaws or any other governing document following the date of the Stockholders Agreement that, subject to certain exceptions, (A) increases or decreases the number of Board seats or (B) materially and adversely affects Riverstone or any other Principal Stockholder (as defined in the Stockholders Agreement). The Stockholders Agreement is also discussed in Item 4, and is filed as Exhibit 7.3.

Pursuant to, and subject to the limitations set forth in, the Registration Rights Agreement, at any time after expiration of the 180-day lock-up period pursuant to the Lock-up Agreements, Riverstone and certain other parties thereto (the “Sponsoring Holders”) have the right to require the Issuer by written notice to prepare and file a registration statement registering the offer and sale of a number of their Common A Shares. In addition, the Sponsoring Holders have the right to require the Issuer, subject to certain limitations set forth in the Registration Rights Agreement, to effect a distribution of any or all of their Common A Shares by means of an underwritten offering. Further, subject to certain exceptions, if at any time the Issuer proposes to register an offering of its equity securities or conduct an underwritten offering, whether or not for its account, then the Issuer must provide notice of such proposal reasonably in advance of the anticipated filing date or commencement of the underwritten offering, as applicable, to allow the Sponsoring Holders and other parties to the Registration Rights Agreement to include a specified number of their shares in that registration statement or underwritten offering, as applicable. For further information, see Item 4, and the Registration Rights Agreement, filed as Exhibit 7.6.

CUSIP No. 53115L 104	Schedule 13D	Page 12 of 16 Pages

Pursuant to the Lock-up Agreements, each of Riverstone/Carlyle, R/C Liberty and R/C Direct agreed that for 180 days following the date of the prospectus with respect to the IPO it will not, subject to limited exceptions, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common A Shares beneficially owned by Riverstone/Carlyle, R/C Liberty and R/C Direct, or any securities convertible into or exercisable or exchangeable for Common A Shares. The Lock-up Agreements are also discussed in Item 4.

On January 17, 2018, in connection with the IPO, the Issuer entered into Tax Receivable Agreements, one with R/C Direct (the “R/C Direct TRA”) and the second with the Unitholders, including Riverstone/Carlyle and R/C Liberty (the “Liberty LLC TRA” and, together with the R/C Direct TRA, the “Tax Receivable Agreements”). The R/C Direct TRA generally provides for the payment by the Issuer to R/C Direct of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax (computed using certain assumptions to address the impact of state and local taxes) that the Issuer actually realizes (or is deemed to realize in certain circumstances) in periods after the IPO as a result of (a) any net operating losses available to the Issuer as a result of the Reorganization and (b) imputed interest deemed to be paid by the Issuer as a result of any payments the Issuer makes under the R/C Direct TRA. The Liberty LLC TRA generally provides for the payment by the Issuer of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that the Issuer actually realizes (computed using certain assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after the IPO as a result of (i) certain increases in tax basis that occur as a result of the Issuer’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such Unitholder’s Units in connection with the IPO or pursuant to the exercise of the Redemption Right or the Call Right (as defined in the Liberty LLC TRA) and (ii) imputed interest deemed to be paid by the Issuer as a result of, and additional tax basis arising from, any payments the Issuer makes under the Liberty LLC TRA. Under both Tax Receivable Agreements, the Issuer will retain the benefit of the remaining 15% of these cash savings. For further information, see the R/C Direct TRA filed as Exhibit 7.4 and the Liberty LLC TRA filed as Exhibit 7.5.

In accordance with the terms of the LLC Agreement, Unitholders may exercise the Redemption Right in respect of their Units (and a corresponding number of Common B Shares), for, at Liberty LLC’s election, (a) Common A Shares at a redemption ratio of one Common A Share for each Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (b) an equivalent amount of cash based on the 30-day volume weighted average price of Common A Shares ending on the trading day that is immediately prior to the date that the Redemption Right is exercised. For further details, please see the LLC Agreement filed as Exhibit 7.7.

The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the Underwriting Agreement, the Master Reorganization Agreement, the Stockholders Agreement, the Tax Receivable Agreements, the Registration Rights Agreement and the LLC Agreement filed herewith as Exhibits 7.1, 7.2, 7.3, 7.4, 7.5, 7.6 and 7.7, respectively, and incorporated herein by reference.

Other than the matters disclosed above in response to Items 4 and 5, and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 53115L 104	Schedule 13D	Page 13 of 16 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Underwriting Agreement (incorporated by reference to Exhibit 1.1 to Liberty Oilfield Services Inc.’s Form 8-K, filed with the Securities and Exchange Commission on January 18, 2018).

7.2	Master Reorganization Agreement (incorporated by reference to Exhibit 2.1 to Liberty Oilfield Services Inc.’s Form 8-K, filed with the Securities and Exchange Commission on January 18, 2018).

7.3	Stockholders Agreement (incorporated by reference to Exhibit 4.1 to Liberty Oilfield Services Inc.’s Form 8-K, filed with the Securities and Exchange Commission on January 18, 2018).

7.4	Tax Receivable Agreement (incorporated by reference to Exhibit 10.2 to Liberty Oilfield Services Inc.’s Form 8-K, filed with the Securities and Exchange Commission on January 18, 2018).

7.5	Tax Receivable Agreement (incorporated by reference to Exhibit 10.3 to Liberty Oilfield Services Inc.’s Form 8-K, filed with the Securities and Exchange Commission on January 18, 2018).

7.6	Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to Liberty Oilfield Services Inc.’s Form 8-K, filed with the Securities and Exchange Commission on January 18, 2018).

7.7	Second Amended and Restated Limited Liability Company Operating Agreement of Liberty Oilfield Services New HoldCo LLC (incorporated by reference to Exhibit 10.5 to Liberty Oilfield Services Inc.’s Form 8-K, filed with the Securities and Exchange Commission on January 18, 2018).

7.8	Joint Filing Agreement, dated January 26, 2018.

Page 14 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of January 26, 2018

RIVERSTONE/CARLYLE ENERGY PARTNERS IV, L.P.

By: R/C Energy Capital GP IV, LLC, its general partner

By:	/s/ Thomas Walker
Name: Thomas Walker
Title: Authorized Person

R/C ENERGY IV DIRECT PARTNERSHIP, L.P.

By: Riverstone/Carlyle Energy Partners IV, L.P., its general partner

By: R/C Energy GP IV, LLC, its general partner

By:	/s/ Thomas Walker
Name: Thomas Walker
Title: Authorized Person

R/C IV LIBERETY HOLDINGS, L.P.

By: Riverstone/Carlyle Energy Partners IV, L.P., its general partner

By: R/C Energy GP IV, LLC, its general partner

By:	/s/ Thomas Walker
Name: Thomas Walker
Title: Authorized Person

R/C ENERGY GP IV, LLC

By:	/s/ Thomas Walker
Name: Thomas Walker
Title: Authorized Person

CUSIP No. 53115L 104	Schedule 13D	Page 15 of 16 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

7.1	Underwriting Agreement (incorporated by reference to Exhibit 1.1 to Liberty Oilfield Services Inc.’s Form 8-K, filed with the Securities and Exchange Commission on January 18, 2018).

7.2	Master Reorganization Agreement (incorporated by reference to Exhibit 2.1 to Liberty Oilfield Services Inc.’s Form 8-K, filed with the Securities and Exchange Commission on January 18, 2018).

7.3	Stockholders Agreement (incorporated by reference to Exhibit 4.1 to Liberty Oilfield Services Inc.’s Form 8-K, filed with the Securities and Exchange Commission on January 18, 2018).

7.4	Tax Receivable Agreement (incorporated by reference to Exhibit 10.2 to Liberty Oilfield Services Inc.’s Form 8-K, filed with the Securities and Exchange Commission on January 18, 2018).

7.5	Tax Receivable Agreement (incorporated by reference to Exhibit 10.3 to Liberty Oilfield Services Inc.’s Form 8-K, filed with the Securities and Exchange Commission on January 18, 2018).

7.6	Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to Liberty Oilfield Services Inc.’s Form 8-K, filed with the Securities and Exchange Commission on January 18, 2018).

7.7	Second Amended and Restated Limited Liability Company Operating Agreement of Liberty Oilfield Services New HoldCo LLC (incorporated by reference to Exhibit 10.5 to Liberty Oilfield Services Inc.’s Form 8-K, filed with the Securities and Exchange Commission on January 18, 2018).

7.8	Joint Filing Agreement, dated January 26, 2018.

CUSIP No. 53115L 104	Schedule 13D	Page 16 of 16 Pages

SCHEDULE 1

Members of the Managing Committee and Officers of R/C GP

Name and Position of Member of the Managing Committee and/or Officer	Principal Occupation or Employment	Principal Business Address	Citizenship

Pierre F. Lapeyre, Jr.—Member of Managing Committee and Managing Director	Founder and Senior Managing Director of Riverstone Holdings LLC	712 Fifth Avenue, 36th Floor, New York, New York 10019	United States

David M. Leuschen—Member of Managing Committee and Managing Director	Founder and Senior Managing Director of Riverstone Holdings LLC	712 Fifth Avenue, 36th Floor, New York, New York 10019	United States

James T. Hackett—Member of Managing Committee and Managing Director	Partner of Riverstone Holdings LLC	712 Fifth Avenue, 36th Floor, New York, New York 10019	United States

N. John Lancaster—Member of Managing Committee and Managing Director	Partner of Riverstone Holdings LLC	712 Fifth Avenue, 36th Floor, New York, New York 10019	United States

Daniel A. D’Aniello—Member of Managing Committee	Chairman Emeritus of The Carlyle Group	1001 Pennsylvania Avenue, N.W., Washington, D.C. 20004	United States

Edward J. Mathias—Member of Managing Committee	Managing Director of The Carlyle Group	1001 Pennsylvania Avenue, N.W., Washington, D.C. 20004	United States

Thomas J. Walker—Managing Director	Partner of Riverstone Holdings LLC	712 Fifth Avenue, 36th Floor, New York, New York 10019	United States